UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MAC-GRAY CORPORATION
(Name of Issuer)

Common Stock, $.01 Par Value Per Share
(Title of Class of Securities)

554153106
(CUSIP Number)
Richard A. Silberberg Moab Capital Partners, LLC 15 East 62nd Street New York, NY 10065 (212) 981-2645
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554153106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Moab Capital Partners, LLC 20-4093001
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,135,957
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,135,957
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,135,957
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Moab Partners, LP 20-4092810
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,135,957
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,135,957
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,135,957
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael M. Rothenberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,135,957
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,135,957
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,135,957
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David A. Sackler
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,135,957
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,135,957
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,135,957
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) IN, HC

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, $.01 Par Value (the “Shares”), of Mac-Gray Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 404 Wyman Street, Suite 400, Waltham, Massachusetts 02451-1212.

Item 2.	Identity and Background

(a)
This Schedule 13D is being filed on behalf of Moab Capital Partners, LLC (“Moab LLC”); Moab Partners, L.P. (“Moab L.P.”); Mr. Michael M. Rothenberg and Mr. David A Sackler (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

(b)	The address of each Reporting Person is 15 East 62nd Street, New York, NY 10065.

(c)	(i) The principal business of Moab LLC is to act as the investment manager for Moab, L.P. and its affiliated private investment funds.

(ii) The principal business of Moab L.P. is investing in event-driven securities, often as an activist shareholder or bondholder.

(iii) The principal occupation of each of Messrs. Rothenberg and Sackler is managing member of Moab LLC.

(d)	None.

(e)	None.

(f)	(i) Moab LLC is a Delaware limited liability company.

(ii)  Moab L.P. is a Delaware limited partnership.

(iii) Messrs. Rothenberg and Sackler are each United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

Moab L.P. effects transactions in securities primarily through margin accounts maintained with JP Morgan Clearing Corp., which may extend margin credit to Moab L.P. as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account.

Item 4.	Purpose of Transaction

Prior to the date of this filing, the purpose of the acquisition of the Shares was for investment purposes, and the acquisitions of the Shares by the Reporting Persons were made in the ordinary course of business and the Reporting Persons did not hold the Shares for the purpose of acquiring control of the Issuer.  However, as of December 5, 2011, the Reporting Persons currently intend to nominate a slate of directors for election at the Issuer’s 2012 annual meeting of shareholders.  On this date, the Reporting Persons sent a letter to the Board of Directors of the Issuer providing notice of its intent and explaining the reasons behind its decision.  A copy of the letter sent is attached as Exhibit C.  All information and opinions in the letter are the sole views of the Reporting Persons as of December 5, 2011.

Subject to market conditions and other factors, the Reporting Persons may purchase additional Shares, maintain their present ownership of Shares or sell some or all of the Shares.

Item 5.	Interest in Securities of the Issuer

(a)
Moab L.P. owns 1,135,957 shares of Common Stock (the “Shares”).  Because Moab LLC has sole voting and investment power over Moab L.P.’s security holdings, and Messrs. Rothenberg and Sackler, in their roles as the Managers of Moab LLC, control its voting and investment decisions, each of Moab L.P., Moab LLC, and Messrs. Rothenberg and Sackler may be deemed to have beneficial ownership of the Shares owned of record by Moab L.P., which represent approximately 7.9% of the outstanding Shares.

All ownership percentages are calculated based on 14,306,090 shares of Common Stock outstanding as of November 1, 2011 as reported in the Issuer’s most recent Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011, as filed with the Securities and Exchange Commission on November 4, 2011.

Messrs. Rothenberg and Sackler disclaim beneficial ownership of such Shares.

(b)	With respect to all of the Shares that are held by Moab L.P., Messrs. Rothenberg and Sackler have the sole power to vote and dispose or direct the disposition of the Shares.

(c)	Transactions effected in Shares that have taken place in the past sixty days are attached as Exhibit B.

(d)	Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Joint filing agreement pursuant to Rule 13d-1(k), attached as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2011

Moab Partners, L.P. By: Moab Capital Partners, LLC, its General Partner

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg

/s/ David A. Sackler
David A. Sackler

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.”  The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings.  The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date:  December 5, 2011

Moab Partners, L.P. By: Moab Capital Partners, LLC, its General Partner

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg

/s/ David A. Sackler
David A. Sackler

Exhibit B

Moab L.P. transactions in the Shares during the past 60 days.

Trade Date	Number of Shares Purchased (Sold)	Price Per Share (Excluding Commission)
2011-10-03	12,086	13.05
2011-10-06	9,429	13.04
2011-10-07	8,227	12.88
2011-10-10	3,258	13.04
2011-10-20	1,200	12.55
2011-10-24	(1,399)	14.45
2011-11-01	8,100	13.39
2011-11-07	2,600	13.98
2011-11-08	182	14.10
2011-11-17	100	13.29
2011-11-25	2,418	12.13
2011-11-30	8,145	12.08
2011-12-01	5,094	12.40
2011-12-02	2,600	12.85

Exhibit C

Letter to the Board of Directors

December 5, 2011

Board of Directors
Mac-Gray Corporation
404 Wyman Street
Suite 400
Waltham, MA  02451

Ladies and Gentlemen:

Moab Partners, L.P. (the “Moab Partners”) currently holds 1,135,957 shares of common stock of Mac-Gray Corporation (“Mac-Gray” or the “Company”) representing 7.9% of the outstanding shares.  Moab Partners accumulated its position over a number of years.

On November 10, 2011, Moab Capital Partners, LLC (“Moab”), the general partner of Moab Partners, sent a letter to the Board of Directors of Mac-Gray (the “Board”).  In our letter, we: (1) expressed grave concerns regarding the conduct of the Board in rejecting the $17.50 acquisition proposal from KP Capital, LLC (“KP Capital”); and (2) asked for specific additional information to be shared with all shareholders of the Company in order to shed more light on the Board’s decision.  Specifically, Moab requested six pieces of information to be publicly disclosed to all Mac-Gray shareholders.

Based on a discussion with the Company’s Chairman of the Board, Thomas E. Bullock, as well as the passing of more than three weeks since our letter without any response, it is clear that the Company and the Board are unwilling to meet any of Moab’s requests for public disclosure of information.  Moab finds this reaction unacceptable.

Upon the Company’s issuance of the press release on October 24th which indicated the existence of a $17.50 proposal to acquire the Company, the shareholders of Mac-Gray seemed to express their optimism that the Board of Mac-Gray would enact shareholder friendly policies or present a business plan which outlined why $17.50 per share was inadequate.  This optimism was manifested in a 9% one day increase in the trading price of Mac-Gray’s shares on October 24th.  However, management and the Board’s failure to justify the rejection of the KP Capital proposal, coupled with their failure to provide a business plan or enact any shareholder friendly policies, has been followed by a subsequent decline in the stock price of nearly 10% as of the date of this letter while the S&P 500 Index was virtually unchanged in the same period.  The depressed stock price appears to be a direct result of actions by the management and Board of Mac-Gray.

A share repurchase might have averted the recent destruction of shareholder value but the Board seems uninterested.  While the Board seems to believe that the Company is worth in excess of $17.50 per share today, Moab can’t understand why neither the Company nor any management members or directors have purchased a single share of stock at far cheaper prices subsequent to the rejection of the KP Capital proposal.

Moab currently intends to nominate a slate of directors for election at the Company’s 2012 annual meeting of shareholders.  Given the Board’s glaring lack of disclosure surrounding a material event, Moab believes more shareholder-focused directors are urgently needed.

Very truly yours,

Michael M. Rothenberg	David A. Sackler
Portfolio Manager	Portfolio Manager

cc: Stewart G. MacDonald, Jr., Chief Executive Officer
cc: Michael J. Shea, Chief Financial Officer and Treasurer